UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TARO PHARMACEUTICAL INDUSTRIES, LTD.

(Name of Issuer)

Ordinary Shares, NIS 0.0001 nominal (par) value per share

(Title of Class of Securities)

M8737E108 (CUSIP Number)

February 25, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8737E108	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookside Capital Partners Fund, L.P. EIN No.: 04-3313066
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    SOLE VOTING POWER

                1,490,810 Shares as of February 25, 2005

                1,610,810 Shares as of April 6, 2005

  6.    SHARED VOTING POWER

                0

  7.    SOLE DISPOSITIVE POWER

                1,490,810 Shares as of February 25, 2005

                1,610,810 Shares as of April 6, 2005

  8.     SHARED DISPOSITIVE POWER

                0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,490,810 Shares as of February 25, 2005 1,610,810 Shares as of April 6, 2005
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% as of February 25, 2005 5.6% as of April 6, 2005
12.	TYPE OF REPORTING PERSON* PN

Item 1(a). Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Taro Pharmaceutical Industries, Ltd (the “Company”).

Item 1(b). Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at Italy House, Euro Park, Yakum 60972, Israel

Item 2(a). Name of Person Filing

This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P., a Delaware limited partnership (the “Brookside Fund”). Brookside Capital Investors, L.P., a Delaware limited partnership (“Brookside Investors”) is the sole general partner of Brookside Fund. Brookside Capital Management, LLC, a Delaware limited liability company (“Brookside Management”) is the sole general partner of Brookside Investors. Mr. Roy Edgar Brakeman, III is the sole managing member of Brookside Management.

Item 2(b). Address of Principal Business Office or, if none, Residence

The principal business address of each of the Brookside Fund, Brookside Investors, Brookside Management and Mr. Brakeman is 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2(c). Citizenship

Each of the Brookside Fund, Brookside Investors and Brookside Management is organized under the laws of the State of Delaware. Mr. Brakeman is a citizen of the United States.

Item 2(d). Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Ordinary Shares, NIS 0.0001 nominal (Par) Value per share (“Ordinary Shares”).

Item 2(e). CUSIP Number

The CUSIP number of the Company’s Ordinary Shares is M8737E108.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

Page 3 of 6 Pages

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☒	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4. Ownership

Item 4(a). Amount beneficially owned

As of the close of business on February 25, 2005, the Brookside Fund owned 1,490,810 shares of Ordinary Shares of the Company. As of the close of business on April 6, 2005, the Brookside Fund owned 1,610,810 shares of Ordinary Shares of the Company. The Brookside Fund acts by and through its general partner, Brookside Investors. Brookside Investors acts by and through its general partner, Brookside Management. Mr. Roy Edgar Brakeman, III is the managing member of Brookside Management and thus is the controlling person of Brookside Management. No person other than the respective owner referred to herein of shares of Ordinary Shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Ordinary Shares.

Item 4(b). Percent of Class

As of the close of business on February 25, 2005, the Brookside Fund was the beneficial owner of 5.2% of the Ordinary Shares outstanding of the Company. As of the close of business on April 6, 2005, the Brookside Fund was the beneficial owner of 5.6% of the Ordinary Shares of the Company. The aggregate percentage of Ordinary Shares reported owned by the Brookside Fund is based upon 28,969,218 shares of Ordinary Shares outstanding, which is the total number of shares of Ordinary Shares outstanding as of December 31, 2003, based on representations made in the Company’s annual report for the year ending December 31, 2003 on Form 20-F filed with the Securities and Exchange Commission on June 29, 2004.

Item 4(c). Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	1,490,810 shares as of February 25, 2005 1,610,810 shares as of April 6, 2005

(ii)	shared power to vote or to direct the vote:	0

Page 4 of 6 Pages

(iii)	sole power to dispose or to direct the: disposition of	1,490,810 shares as of February 25, 2005 1,610,810 shares as of April 6, 2005

(iv)	shared power to dispose or to direct the disposition of:	0

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Page 5 of 6 Pages

Item 10. Certification

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: April 12, 2005

BROOKSIDE CAPITAL PARTNERS FUND, L.P.

By:	/s/ Roy Edgar Brakeman, III
Name:	Roy Edgar Brakeman, III
Title:	Managing Director